Exhibit (a)(5)(C)


Excerpt from the Transcript of Danaher's First Quarter 2006 Earnings Call on April 20, 2006


MANAGEMENT DISCUSSION SECTION

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Last week, we announced our tender offer for Sybron Dental Specialties. Sybron based in Newport Beach, California is a leading manufacturer of dental consumables and small equipment. Sybron's revenues for the fiscal year ended September 30th, 2005, were approximately $650 million. This offer is subject to customary conditions, including the tender of a majority of the outstanding shares into the offer, regulatory approvals and the absence of a material adverse change with respect to Sybron Dental. We expect to fund the purchase price through the combination of available cash and debt and expect to complete the transaction in the second quarter of 2006. We believe the acquisition of Sybron Dental would represent an excellent addition to our existing dental products portfolio and we look forward to working with the talented team at Sybron.


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QUESTION AND ANSWER SECTION

Operator: At this time, I would like to remind everyone in order to ask a question, press star then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

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Q- Bob Cornell: KaVo, Larry.

A - Larry Culp: KaVo, obviously if we weren't feeling great about our dental business, Bob, we wouldn't be talking about putting two plus billion dollars on the table for Sybron. We saw, as we indicated in our prepared remarks, positive impact, positive results from the restructuring activities, but more importantly, the new products the sales force changes the go to market programs, we are very pleased with what we're seeing. I think when you see the imaging sales up at the way they are, I think, you're seeing tangible evidence of how DBS can have impact not only in product development, but also on our go to market activities in the Dental space. And as we look to Sybron, a company we think will be an excellent addition, we just see more opportunity to do just that. Obviously a different context, because Sybron is more successful historically than KaVo, but in both instances we see a lot of run way, a lot of opportunity.

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Q - John Inch: Maybe just a final one on Sybron. I see it's trading above your offer price. If I remember, Dan, on the 12th, you made the comment that to get to your ROI, you have to look out five years. I mean if someone does counter, can I interpret or can we interpret those comments to suggest that it would be unlikely that you would counter that just based on the ROI dynamic?

A - Larry Culp: John, can I jump in there?

Q - John Inch: Sure.

A - Larry Culp: I think it is - what we read here in the last day or so actually gave us great encouragement. We know this is an excellent company, as we indicated last week. We think it's a great addition to Danaher. We like the product balance here, equipment consumables, we like the geographic balance given where they are here in the US. We like the joint opportunities, short-term, long-term between the businesses. As you indicated, like Fluke, like Hach while we're paying perhaps a full price here, we think this is a value creator for our shareholders. The documentation that they filed clearly I think encourages us. There are no other firm offers out there. The other parties that were in the hunt, if I can use that term, clearly admitted they have more work to do and they have significant regulatory hurdles. So you put all that together, I think we - we clearly think this is going to be a winner for us. And if I can add, I was out there Monday. The first opportunity, I've been able to have with the team since we made the announcement, I was very encouraged by the reaction that we received. The team is very pumped up and am talking not only about the senior team but the broader management group, a quality group of people. All of them have their own list of ideas, of things that we can do together. The public response and I'm speaking not really to the market, but those in the industry, has been very positive really without exception. So, we're excited about
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doubling the size of our dental business. We're excited about what this does for our Medtech platform and obviously would position Danaher at a very close to $10 billion revenue level. So all up obviously, this is a big move for us, but one that we're excited and confident about.

Q - John Inch: And then - can you just remind us what is the hard date, the 30 day tender whenever then when if you - presuming you guys get the deal, when is it expected to close again?

A - Larry Culp: I believe its May 15 or May 16.

Q - John Inch: And then it closes then --?

A - Larry Culp: We wouldn't - I mean assuming we have more than 50%, we would take that down and have control of the company. We think we got all our regulatory filings done in the next day or two we would expect to take down control of the company within the next four weeks.

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Q - Ann Duignan: I think I'm just going to change my name. Just following up on
John's question there, assuming that the deal does go through, your 10-Q states that management and other personnel would be required to devote significant attention to the successful integration of the business. Larry, should I read anymore into that than just the standard statement or does this imply somewhat that once you get this acquisition that the pace of acquisitions may have to slow for a while?

A - Larry Culp: Ann, I think your first take is spot on. Obviously, there are requirements in those filings that some of our attorneys help us with, but without in anyway understating the magnitude of the investment that we're making at Sybron, it's really - we're inheriting, we think a very competent team out there, a team that we are excited to have as part of Danaher and based on what I saw on Monday, a team that will be part of what we're about. We think that we actually have limited impact elsewhere. It doesn't really pull on our electronic test team, our product I.D. team, I can go right down the line, and while it's our largest transaction, we don't think it puts us out in deal game this year. So, we would still expect, as I tried to indicate last week, that we will be active this year, elsewhere, outside of Sybron in making investments that we think create long-term value and competitive advantage for Danaher.

Q - Ann Duignan: Okay. And following along the same lines, do you see any out the changes in your organizational structure coming about now that you've built out the scale in some of these new business segments? For example, would you consider an office of COO or some structure like that, or are you comfortable with the way that these businesses are kind of expanding the control as they stand today?

A - Larry Culp: Well, Ann, that's an excellent question, because it's something that we always are thinking about, given the growth, growth always demands, I think, adjustments in the org structure. But we have had in the five years that I've been CEO, what we call our Office of the Chief Executive, which is really the senior team, Pat and Dan, Phil Knisely, Steve Simms. We added Jim Lico to that group last year, I think not only in recognition of his tremendous performance, but also
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the growth that we've had and the growth that we anticipate. So, as we look at that OCE, as we call it, we look at the leadership team broadly, we feel good about our capital and our bandwidth in that regard. But obviously as the organization evolves, we'll make adjustments as appropriate. But again, I think in the case of Sybron, they were in the process of a[n] organizational transition themselves, a CEO succession, Dan Even their [COO] steps up here and we're excited about having him take the reins of that business with us.

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